

Mail Stop 7010

June 21, 2006

Via U.S. mail and facsimile

Mr. Steven Bell
General Counsel
URON, Inc.
9449 Science Center Drive
New Hope, MN 55428

> **Re:** **URON, Inc.**
> **Form 10-SB**
> **Filed May 25, 2006**
> **File No. 000-52015**

Dear Mr. Bell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that your Form 10-SB will go effective by lapse of time 60 days after the original filing date pursuant to Section 12(g)(1) of the Exchange Act. If our comments are not addressed within this 60-day period, you should consider withdrawing your Form 10-SB prior to effectiveness and re-filing a new Form 10-SB that includes changes responsive to our comments. If you do

not withdraw your Form 10-SB, your company will be subject to the reporting requirements of Section 13(a) of the Exchange Act upon expiration of the 60-day period.

2.	We note your disclosure in Note 4 to your financial statements that Multiband Corporation plans to make a distribution of URON common stock to "certain" of its stockholders and contingent rights holders. We also note the disclosure elsewhere in your filing indicating that all of your stockholders will participate in the distribution. Please clarify throughout your filing whether your distribution will be on a pro rata basis. In addition, we note that the holders of contingent rights will participate in the distribution. Please explain these contingent rights and why the holders of these rights have been permitted to participate in the distribution.

3.	We note the disclosure under Items 5 and 6 of your Form 10-SB on page 5. We also note the disclosure in Exhibit 99.1 under the heading "Why we are making this distinction" on page 39, which indicates that your company will have a new management team following the completion of the distribution. This disclosure appears to contradict your disclosure under Items 5 and 6. Please reconcile. In this regard, please revise your filing to clearly describe the management of your company following the completion of the distribution, including the identities of your directors and executive officers.

Item 1. Description of Business, page 1

4.	We note the disclosure in the first paragraph. Please revise to discuss in greater detail the information required by Item 101(a) of Regulation S-B.

5.	Please describe in greater detail your business and the services you provide.

6.	Please disclose the information required by Item 101(b)(6) of Regulation S-B. In this regard, we note the disclosure in Note 3 to your financial statements.

7.	Please disclose the information required by Items 101(b)(8) and 101(b)(9) of Regulation S-B. In this regard, we note the disclosure in the "Deregulation" risk factor on page 2.

URON Inc. Industry Analysis, page 1

8.	Please provide us with support for your statements in the first paragraph.

9.	We note the disclosure in the second paragraph. Please discuss the advantages of your competition and how this affects your position within your industry.

Risk Factors, page 2

10.   We note the statement in the first sentence that the risks discussed in your Form
       10-SB are "not limited to those described below." Please delete this statement.
       Please do not qualify your disclosure by referring to unknown risks or risks that
       may become material.

11.   Please consider adding risk factor disclosure regarding the risks of owning your
       common stock. For example, do you intend to pay dividends on your common
       stock? Will stockholders face dilution currently or in the future? Can you issue
       shares of preferred stock that have rights senior to the common stock? Do your
       charter documents contain anti-takeover provisions? Would future sales by
       current stockholders cause the market price of your common stock to decline?

12.   Please consider adding risk factor disclosure regarding the risks of Multiband
       Corporation owning a majority of your common stock. For example, it appears
       they it will have control over most significant corporate decisions, including the
       selection of directors.

13.   Please consider adding risk factor disclosure regarding the limitations of having
       your capital stock trade on the OTC Bulletin Board. For example, most orders
       on the OTC Bulletin Board are affected manually, the OTC Bulletin Board has
       less stringent regulations, and the spread between the bid and ask prices
       generally are high, resulting in less sales proceeds to stockholders.

14.   Please consider adding risk factor disclosure regarding the fact that Mr. Miller
       will not be devoting 100% of his time to your company.

Changes in Technology and Market for Dial Up Internet Services, page 2

15.   Please quantify the risk discussed in this risk factor by illustrating how the size
       of the market is decreasing.

Reporting Status, page 2

16.   Please explain why filing reports with the Commission is a risk for investors.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 2

17.   We note the disclosure under the heading "Liquidity and Capital Resources" on
       each of pages 3 and 4. We have the following comments:

- Please explain in greater detail the 12-month financing arrangement with Multiband Corporation and, in particular, your obligations with respect to this financing following the completion of the distribution.

- Please discuss your long-term liquidity and capital requirements.

Quarter Ended March 31, 2006 versus March 31, 2005

18. Given your increase in gross profit from 66% in the first quarter of fiscal 2005 to 67.3% in the first quarter of fiscal 2006, it is unclear why you state "decreased margins in 2006 reflect declining revenues and relatively static costs of services." Please revise your disclosure to explain the increase in gross profit margin from the first quarter of fiscal 2005 to the first quarter of fiscal 2006.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 4

19. Please disclose beneficial ownership as of the completion of the distribution.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 5

20. Please describe the business experience of Mr. Miller for the past five years, or clarify your current disclosure by adding dates and the duration of employment. See Item 401(a)(4) of Regulation S-B.

21. Your description of Mr. Miller's employment background does not adequately describe the nature of his responsibilities in his current and prior employment positions. This information is necessary so that investors may determine the level of his professional competence. Please revise accordingly.

22. We note that Mr. Miller currently has executive positions with three companies, including your company. Please disclose the amount of time Mr. Miller intends to devote to your company.

Item 6. Executive Compensation, page 5

23. We note that you paid no director or executive compensation in fiscal year 2005 or 2004. Please expand this disclosure to discuss whether you will pay director and/or executive compensation following the completion of the distribution.

Item 8. Description of Securities, page 5

24. Please disclose the information required by Item 202(a)(4) of Regulation S-B.

25. Please update the disclosure in the second sentence of the first paragraph as of the completion of the distribution.

26. It appears that your common stock will be deemed to be penny stock following the completion of the distribution. Please describe penny stock and discuss the disclosure obligations relating to penny stocks, which are set forth in Rules 15g-2 through 15g-6 under the Exchange Act. Please also consider adding risk factor disclosure regarding the risks associated with penny stocks, including additional disclosure requirements, price fluctuations, and the lack of a liquid market.

Item 1. Market Price of and Dividends on the Registrant's Common Stock…, page 6

27. We note your disclosure in the second paragraph regarding the OTC Bulletin Board. We understand that the OTC Bulletin Board is a quotation medium for subscribing NASD members and is not an issuer listing service. Only market makers can apply to quote securities on the OTC Bulletin Board. Please revise your disclosure to state, if true, that you intend to contact an authorized OTC Bulletin Board market maker for sponsorship of your common stock.

28. Please disclose the information required by Item 201(b) of Regulation S-B as of the completion of the distribution. Please also disclose the information required by Items 201(c) and (d) of Regulation S-B.

29. We note the disclosure in the second paragraph. Please advise us as to the basis for your statement that your common stock will be "freely transferable." In this regard, we note that it appears that your outstanding shares of common stock are "restricted securities" as defined in Rule 144 under the Securities Act. As such, it appears that there must be an effective registration statement or an exemption under the Securities Act for your shares distributed to Multiband Corporation's stockholders to be freely transferable.

Financial Statements, page 9

Statements of Operations, page 12

30. You appear to have a basic and diluted loss per common share of $(0.01) for the year ended December 31, 2004. Please provide us with your calculations supporting your presentation of basic and diluted loss per common share of $(0.00) for the year ended December 31, 2004, or revise accordingly.

Note 1 – Summary of Significant Accounting Policies, page 15

General

31. Please disclose the types of expenses that you include in the cost of products
     and services line item and the types of expenses that you include in the selling,
     general and administrative expenses line item.

Nature of Business, page 15

32. You disclose that you reported net losses of $13,084 and $129,794 for the three
     months ended December 31, 2005 and 2004. It appears that these specific net
     losses are for the twelve months ended December 31, 2005 and 2004. Please
     revise.

Related Party Receivable, page 16

33. Your related party receivable balance has increased from $83,621 at December
     31, 2004 to $106,407 at March 31, 2006. Please disclose how much of your
     related party receivable in the amount of $106,407 has been subsequently
     collected. Please disclose whether any of these amounts have been written off
     or reserved for. If not, please disclose why not.

34. Regarding your related party receivable, please enhance your disclosures to
     further discuss the arrangement with the subsidiary to collect cash receipts from
     customers and make payments to vendors. Please clarify in your disclosures
     whether a subsidiary of URON or a subsidiary of Multiband collects the cash
     receipts and makes the associated payments. In addition, please disclose why
     this is classified as a related party receivable and not treated as a dividend to
     your parent. Also, please disclose why you have not included the changes in
     your related party receivable as non-cash activity between operating activities
     and financing activities within your statement of cash flows. See paragraph 32
     of SFAS 95.

Item 1. Exhibits, page 28

35. We note that you have included in your Form 10-SB under the heading "Item 2.
     Description of Exhibits" the text of each exhibit. However, these exhibits must
     be filed separately on EDGAR and the text should not be included in your Form
     10-SB. Please file each of the exhibits on EDGAR and revise your Form 10-SB
     to remove the text of the exhibits.

36. It does not appear that Exhibit 3.1, the text of which is included in your Form 10-SB, is complete. In this regard, we note that this text does not include the information regarding your authorized capital stock. Please ensure that when you file Exhibit 3.1 on EDGAR in accordance with the previous comment that you file a complete version of Exhibit 3.1. In addition, Exhibit 99.1 references your amended and restated articles of incorporation. Please clarify whether the amended and restated articles of incorporation is the same document as Exhibit 3.1. If not, please file your amended and restated articles of incorporation as an exhibit to your Form 10-SB.

Exhibit 99.1
Cover Page of Information Statement

37. Please update the mailing date in the third sentence of the fifth paragraph.

38. We note the statement in the sixth paragraph that the information statement is for "your information only." Please remove this statement. In this regard, we note that this statement suggests that stockholders cannot rely on the disclosure in the information statement.

U.S. Federal Income Tax Consequences

39. We note the disclosure in the last paragraph of this section. Please identify the tax advisor. In addition, it appears that Multiband Corporation has received an opinion from this advisor. Please file this opinion as an exhibit to your Form 10-SB. If your tax advisor did not provide a written opinion, please disclose the material terms of the oral opinion, including the qualifications and assumptions. In this regard, we note the disclosure in the third sentence of the last paragraph of this section.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director